Somaxon Pharmaceuticals, Inc.
420 Stevens Avenue, Suite 210
Solana Beach, California 92075
August 7, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Somaxon Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-152400) Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Somaxon Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3, File Number 333-152400, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on July 18, 2008.
     The Registration Statement related to the registration of 3,837,098 shares of the Company’s common stock (the “Shares”) that the Company may issue from time to time to Kingsbridge Capital Limited (“Kingsbridge”), pursuant to a Common Stock Purchase Agreement by and between the Company and Kingsbridge dated May 21, 2008 (the “Purchase Agreement”). The Company requests the withdrawal of the Registration Statement because the Company and Kingsbridge have terminated, effective as of July 23, 2009, the Purchase Agreement and the related Registration Rights Agreement between the Company and Kingsbridge dated as of May 21, 2008. The Purchase Agreement related to the Committed Equity Financing Facility (“CEFF”) arrangement between the Company and Kingsbridge. The Company terminated the CEFF and related agreements because it did not believe it would utilize the CEFF as a means to raise capital in the future.
     The Company hereby confirms that: (i) the Registration Statement has not been declared effective by the Commission, (ii) no securities have been sold pursuant to the Registration Statement or the prospectus contained therein and (iii) no preliminary prospectus contained in the Registration Statement has been or will be distributed.
     Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (858) 509-1761, with a copy to the Company’s legal counsel, Cheston J. Larson of Latham & Watkins LLP, via facsimile at (858) 523-5450.

     The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     If you have any questions regarding this application, please contact me by telephone at (858) 480-0437 or by fax at (858) 509-1761. Thank you for your attention to this matter.
Very truly yours,
/s/ Matthew W. Onaitis
Matthew W. Onaitis
Vice President and General Counsel
cc: Cheston J. Larson, Esq., Latham & Watkins LLP